Airbee Wireless, Inc.
9400 Key West Avenue, Suite 100
Rockville, MD 20850
(301) 517-1860
February 6, 2006
VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:	Airbee Wireless, Inc.
Registration Statement on Form SB-2 filed on July 19, 2005
File No. 333-126692
Ladies and Gentlemen:
      Pursuant to Rule 477(a) under the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), please consider this correspondence as an application to the United States Securities and Exchange Commission (the “Commission”) for an order permitting Airbee Wireless, Inc. (the “Registrant”) to withdraw the Registration Statement on Form SB-2 filed by the Registrant on July 19, 2005. The Registrant is requesting withdrawal because the Registrant has determined that it is in the Registrant’s best interest to terminate the Standby Equity Distribution Agreement between the Registrant and Cornell Capital Partners, L.P. and not to issue stock to Cornell Capital Partners in order to receive financing under the Standby Equity Distribution Agreement.
      No securities were sold in connection with the Registration Statement. The Registrant respectfully requests that, in accordance with the provisions of Rule 477(a) under the 1933 Act, the SEC issue an order granting the desired withdrawal.
      The Registrant further requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use in accordance with Rule 457(p) of the Securities Act.
      If you have any questions or comments regarding the foregoing application for withdrawal, please contact Clayton E. Parker, Esq. or Christopher K. Davies Esq., legal counsel to the Registrant at 305-539-3300. Please provide a copy of the order consenting to this withdrawal to Messrs. Parker and Davies by facsimile at 305-358-7095.

Sincerely,
/s/ Sundaresan Raja
Sundaresan Raja
Chief Executive Officer